SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CERTIFICATE

MINUTES OF THE THOUSAND AND TWENTY-THIRTIETH MEETING MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 33.300.346.767/CNPJ/MF nº 00.001.180/0001-26

Board of Directors meeting started on August 31, 2024, at 10:00 a.m., in an electronic deliberation circuit, as called by the Chairman of the Board of Directors, electronically, on August 30, 2024, in accordance with article 25, §4, of the Company's Bylaws. Meeting and electronic vote collection ended at 7:30 p.m. on September 1, 2024. The Chairman of the Board, Mr. VICENTE FALCONI CAMPOS (VFC), took over the presidency of the meeting. The following Board Members participated in the meeting: ANA SILVIA CORSO MATTE (ASM), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL). There were no absences. The meeting was chaired by the Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). QUORUMS FOR INSTALLATION AND DECISIONS: As prescribed in article 25, caput, of the Eletrobras Bylaws, the deliberations of this conclave must occur in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present, except in cases where there is an explicit record of a change in the quorum of those present at the time of the deliberation. The prior declaration of a conflict of interests by the Director and/or his/her momentary absence from the conclave entails his/her subtraction for the purposes of the respective minimum deliberation quorum.

DEL-156, of 09.01.2024. (i) approval of the issuance by the Company of bonds in the international market, to be issued under the terms of Law No. 14.801, of January 9, 2024, which will be used to refinance the Company's debts (“Issuance of Bonds” and “Bonds”, respectively); (ii) to delegate powers to the Vice-President of Finance and Investor Relations and/or the Company's Chief Executive Officer (CEO) to approve all the definitive terms and conditions of the Issuance of Bonds, including the final amount of the operation, interest rate and other parameters that may be necessary, in accordance with market conditions; (iii) to delegate powers to the Vice-President of Finance and Investor Relations (VFR) and/or the Company's Chief Executive Officer (CEO), as the case may be, to carry out and sign, alone or jointly, all the acts and documents necessary for the Issuance of Bonds, being authorized, for this purpose, to negotiate, sign and approve the respective contractual instruments, as well as any amendments thereto linked to the Issuance of Bonds, including the Trust Deed, the Subscription Agreement, the Agency Agreement, the Arrangement Letter and any other acts, documents and contracts associated with the Issuance of Bonds and/or necessary for the implementation of this resolution; and (iv) the ratification of all acts already carried out by the Vice-President of Finance and Investor Relations, the CEO and the Company's attorneys-in-fact, as the case may be, to effect the resolutions set forth herein, including, but not limited to, the hiring of the coordinating banks, the rating agency, the independent auditors, the other agents and the legal advisors involved in the Issuance of Bonds and any operations ancillary to the Issuance of Bonds, among others.

Decision: Items (i), (ii), (iii) and (iv) of the Resolutions were fully approved by the unanimous vote of the Board Members present, being approved the (1) Issuance of Bonds by the Company; (2) delegation of powers to the Vice-President of Finance and Investor Relations and/or the Company's Chief Executive Officer (CEO) to approve all the definitive terms and conditions of the Issuance of Bonds, including the final amount of the operation, interest rate and other parameters that may be necessary, in accordance with market conditions; (3) delegation of powers to the Vice-President of Finance and Investor Relations (VFR) and/or to the Company Chief Executive Officer (CEO), as the case may be, to perform and sign, alone or jointly, all the acts and documents necessary for the Issuance of Bonds, being authorized, for this purpose, to negotiate, sign and approve the respective contractual instruments, as well as any amendments thereto linked to the Issuance of Bonds, including the Trust Deed, the Subscription Agreement, the Agency Agreement, the Arrangement Letter and any other acts, documents and contracts associated with the Issuance of Bonds and/or necessary for the implementation of this resolution; and (4) ratification of all acts already carried out by the Vice-President of Finance and Investor Relations, by the Company's Chief Executive Officer (CEO) and by the Company's attorneys-in-fact, as the case may be, to effect the resolutions set forth herein, including, but not limited to, the hiring of the coordinating banks, the rating agency, the independent auditors, the other agents and the legal advisors involved in the Issuance of Bonds and any operations ancillary to the Issuance of Bonds, among others.

Closing and preparation of the minutes certificate: It is hereby recorded that the material relevant to the items resolved at this Board of Directors Meeting is filed at the Company’s headquarters. There being no further matters to be discussed regarding DEL-156/2024, the Chairman of VFC declared the related work closed and instructed the Secretary of Governance to draw up this Certificate, which, after being read and approved, will be signed by the Secretary himself. The other resolutions taken at this meeting were omitted from this certificate, as they relate to interests merely internal to the Company, a legitimate precaution, supported by the Management’s duty of confidentiality, according to the “caput” of article 155 of the Corporations Law, and therefore fall outside the scope of the rule contained in § 1 of article 142 of said Law. Present were: VICENTE FALCONI CAMPOS (VFC) (Chairman); Board Members ANA SILVIA CORSO MATTE (ASM), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL). This certificate is drawn up by me, FERNANDO KHOURY FRANCISCO JUNIOR (FKJ).

Rio de Janeiro, September 01, 2024

FERNANDO KHOURY FRANCISCO JUNIOR

Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.